February 10, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stratus Media Group, Inc.
Registration Statement on Form S-1
Filed February 10, 2012
File No. 333-176298

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stratus Media Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on Monday, February 13, 2012, or as soon thereafter as is practicable.

In making its request, the Company acknowledges that:

(i)           should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement;

(iii)           the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

Stratus Media Group, Inc.
3 East de la Guerra, Santa Barbara, CA 93101

Securities and Exchange Commission
February 10, 2012

(iv)           the Company is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call David Ficksman (on 310-789-1290) of TroyGould PC as soon as the Registration Statement has been declared effective.

Very truly yours,

/s/ Paul Feller
Paul Feller
President and Chief Executive Officer

Cc:           Justin Dobbie (SEC)